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                     SIDLEY AUSTIN LLP     BEIJING   GENEVA       SAN FRANCISCO
                     787 SEVENTH AVENUE    BRUSSELS  HONG KONG    SHANGHAI
(SIDLEY AUSTIN       NEW YORK, NY  10019   CHICAGO   LONDON       SINGAPORE
   LLP LOGO)         212 839 5300          DALLAS    LOS ANGELES  TOKYO
                     212 839 5599 FAX                NEW YORK     WASHINGTON, DC


                     GSALTARELLI@SIDLEY.COM
                     (212) 839-5918        FOUNDED 1866


                                  March 7, 2006

BY EDGAR

Ms. Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628


                  Re:      Whitehall Jewellers, Inc.
                                                    -
                           Amendment No. 1 to Schedule 14D-9 and Schedule 13E-3
                           File No. 005-46037, filed February 27, 2006

Dear Ms. Ransom:

         On behalf of our client, Whitehall Jewellers, Inc. (the "Company"), we are responding to the letter dated March 2, 2006 (the "Comment Letter") from you to the Company. Set forth below are the Company's responses to the comments set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above the Company's corresponding response. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the relevant filings.

SCHEDULE 14D-9

                  1. We note your response to prior comment 1 and your indication that the additional disclosure in the Schedule 13E-3 and the Schedule 14D-9/A does not "materially alter the mix of information provided to the Company's stockholders." Please elaborate upon your analysis in this regard and, in particular, address why you believe that it is appropriate to not disseminate information with respect to the analysis supporting the fairness determination rendered by the Board, which you have provided in response to Item 8 of the
Schedule 13E-3.

                  Response:

                  The Company continues to believe that all the material information called for by the Schedule 13E-3 was previously disclosed in the
Schedule 14D-9 and/or in the Schedule TO and 13E-3 filed by the bidders, and that the additional disclosure in the Schedule 13E-3 and the Schedule 14D-9/A does not materially alter the mix of information provided to the Company's stockholders.

                  Substantially all the information called for by the Schedule 13E-3 is incorporated by reference to the Schedule 14D-9 or other reports previously filed by the Company with the


                 Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships



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(SIDLEY AUSTIN                                   MS. MARA L. RANSOM
   LLP LOGO)                                          MARCH 7, 2006
                                                             PAGE 2     NEW YORK


SEC and disseminated to stockholders. In addition, the Company incorporated information by reference to the Schedule TO and 13E-3 filed by the bidders with the SEC and disseminated to stockholders. The information called for by Schedule 13E-3 that is not disclosed in the other filings consists of: (1) the business addresses of the places of prior employment for the Company's directors and executive officers during the past five years, (2) the citizenship of the Company's directors and executive officers, (3) statements regarding the absence of any required disclosure of certain negotiations, transactions, contacts, agreements, arrangements, understandings or proceedings, (4) a statement regarding the absence of provisions to grant unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company, (5) a statement identifying certain factors on which the Board's belief that the transaction is fair to unaffiliated stockholders was not based and (6) a statement that the directors of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. The Company does not believe that this additional information is material to a stockholder's decision whether to tender his or her Shares pursuant to the Offer.

                  With respect to Item 8 of the Schedule 13E-3:

                  (1) The information in Item 8(a) is incorporated by reference to the Schedule 14D-9.

                  (2) The information in Item 8(b) is incorporated by reference to the Schedule 14D-9, with the additional statement that the Board's belief that the transaction is fair to unaffiliated stockholders was not based on net book value or liquidation value.

                  (3) Item 8(c) discloses that "[t]he Offer is not structured so that approval of at least a majority of unaffiliated security holders is required," but the third paragraph of Item 7 of the Schedule 14D-9 already disclosed that, "[i]f the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Company stockholders' meeting without the affirmative vote of any other stockholder" and "[i]f the Purchaser Group beneficially owns at least 90% of the then outstanding Shares following consummation of the Offer, the Merger may be consummated without a stockholder meeting and without the approval of the Company's stockholders, other than the members of the Purchaser Group."

                  (4) Item 8(d) discloses that "[n]one of the directors of the Company are employees of the Company," but the Information Statement included in the Schedule 14D-9 already discloses the five-year employment histories of the directors. Item 8(d) also discloses that the directors of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. However, Item 4(b) of the
         Schedule 14D-9 already discloses in detail the



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(SIDLEY AUSTIN                                   MS. MARA L. RANSOM
   LLP LOGO)                                          MARCH 7, 2006
                                                             PAGE 3     NEW YORK


         negotiation process and Item 5 discloses the persons retained, employed, compensated or used in connection with the transaction.

                  (5) Item 8(e) of the Schedule 13E-3 discloses that "[t]he Offer was approved by all the directors of the Company," but the fact that the Board's approval was unanimous was already disclosed in the first sentence of Item 4(a) of the Schedule 14D-9.

                  The disclosure changes in the Schedule 14D-9/A mostly consist of (1) the amounts that could become payable under certain severance agreements,
(2) additional detail regarding the background of the Offer, (3) additional explanation regarding the previously disclosed factors on which the Board based its fairness determination, (4) projections provided to Duff & Phelps in connection with its analyses and (5) additional disclosure regarding the previously disclosed Duff & Phelps analyses. The Company continues to believe that these disclosure changes did not materially alter the mix of information provided to the Company's stockholders. Furthermore, in light of the Company's financial condition, and given the scheduled expiration of the Offer on March 9, 2006, the Company does not believe that the expense of mailing the additional disclosure materials to its stockholders is justified.

Item 4.  The Solicitation or Recommendation

         (b) Background of the Offer; Reasons for Recommendation

         (ii) Reasons for the Recommendation

                  2. Consistent with prior comment 9, please expand the second bullet point to explain how the historical and recent market prices of Shares contributed to the Board's decision to recommend the offer by providing quantified information.

                  Response:

                  The Company has addressed this comment by amending the
Schedule 14D-9 to provide quantified information regarding the historical and recent market prices of Shares.

                                 SCHEDULE 13E-3

                  3. We note that you incorporate by reference much of the disclosure required by this Schedule 13E-3 from the Offer to Purchase that was filed as an exhibit to the Schedule TO on February 8, 2006. Please ensure that you also incorporate by reference and list as an exhibit Amendment No. 1 to the Schedule TO that was filed on February 22, 2006, which amends some of the information contained in the Offer to Purchase filed February 8, 2006.



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(SIDLEY AUSTIN                                   MS. MARA L. RANSOM
   LLP LOGO)                                          MARCH 7, 2006
                                                             PAGE 4     NEW YORK


                  Response:

                  The Company respectfully submits that most of the disclosure required by the Schedule 13E-3 is incorporated by reference to the Schedule 14D-9 or other reports previously filed by the Company. However, the Company has addressed this comment by amending the Schedule 13E-3 to incorporate by reference and list as an exhibit Amendment No. 1 to the Schedule TO that was filed on February 22, 2006.

Item 8.  Fairness of the Transaction

                  4. We note your incorporation by reference of this disclosure from Item 4(b)(ii) of the Schedule 14D-9. Here you indicate that the Board has "determined the terms of the Offer and Merger Agreement, taken together, are fair to and in the best interests of the Company and its stockholders." Please revise your fairness determination to indicate that the going private transaction or, in this case, the Offer is fair to unaffiliated stockholders, as required pursuant to Item 1014 of Regulation M -A. Please also note that each filing person must disclose its belief as to whether the transaction is substantively and procedurally fair to unaffiliated stockholders. Please revise accordingly.

                  Response:

                  The Company has addressed this comment by amending Item 4(b)(ii) of the Schedule 14D-9, which is incorporated by reference in the
Schedule 13E-3, to indicate that the filing person believes that the Offer is substantively and procedurally fair to unaffiliated stockholders.

                  5. Please clarify the role that the Special Committee played in determining the fairness of the going private transaction. Did they determine the transaction to be fair? If so, what factors did they rely upon? Your disclosure ceases to refer to their role in the negotiation process after October 27, 2005 so it is not clear to what extent, if any, they continued to evaluate the offers being made for the Company and, more specifically, to what extent they considered the fairness of the instant transaction.

                  Response:

                  The Special Committee did not play any role in determining the fairness of this transaction. As disclosed on page 8 of the Schedule 14D-9, the Special Committee was formed on July 12, 2005 to consider potential financing proposals in light of Newcastle's interest in being a potential source of financing and Mr. Pully's status as Chairman of the Board of Directors. The consideration of proposals for the acquisition of the Company was outside of the mandate of the Special Committee and, as disclosed on page 18 of the Schedule 14D-9, Mr. Pully effectively resigned from the Board of Directors on November 29, 2005. The Special Committee did not have any meetings after Mr. Pully resigned.



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(SIDLEY AUSTIN                                   MS. MARA L. RANSOM
   LLP LOGO)                                          MARCH 7, 2006
                                                             PAGE 5     NEW YORK


                  The Board did not believe a special committee was necessary following the resignation of Mr. Pully because none of the remaining directors were affiliated with Newcastle or Prentice. While the Company has filed a
Schedule 13E-3 to comply with prior comments, the Company does not believe that any member of the Purchaser Group "controls" the Company. Although the Purchaser Group has disclosed that it owns in the aggregate 25.55% of the Company's outstanding Shares, none of the directors are affiliates of any member of the Purchaser Group and none are interested in the Offer or the Merger. Given the background of the transaction, whose original terms contemplated a financing and current terms were largely a product of a competitive bidding process, coupled with the fact that the Purchaser Group does not have any representation on the Board, the application and intent of Rule 13(e)(3) to the Offer and Merger is unclear and indeterminate. The process disclosed in Item 4(b) of the Schedule 14D-9, including the Board's determination that the January 24 Newcastle binding proposal constituted a "Superior Proposal" as defined in the Prentice securities purchase agreement, and the subsequent negotiation of the Merger Agreement and the Amended and Restated Term Loan Agreement, demonstrate the fact that the Purchaser Group does not control the Company.

                  6. We note your indication that the Board's belief that the transaction is fair to unaffiliated stockholders was not based on net book value or liquidation value. Please revise to explain why. The extent to which these factors were not considered or deemed relevant in the context of this particular transaction may be important for shareholders in assessing the transaction and the company's fairness determination. See Exchange Act Release 17719 (April 13,
1981).

                  Response:

                  Exchange Act Release 17719 provides that "[t]he factors need be discussed only to the extent that they are material in the context of the transaction." The Company does not believe that net book value or liquidation value are material in the context of the transaction. However, the Company has addressed this comment by amending the Schedule 13E-3 to disclose that the Company has been advised that (1) book values generally represent historical asset and liability values, which can differ significantly from market value, which is the relevant standard of value because market value reflects the value a stockholder can be expected to receive in exchange for an ownership interest in the Company and (2) under a liquidation scenario, it is probable that the stockholders of the Company would receive no value because the inventory and accounts receivable (the Company's most liquid assets) would be of insufficient market value to fully satisfy the Company's liabilities.

                  7. In indicating that the going private transaction is fair to unaffiliated stockholders, each filing person must discuss each of the material factors set forth in Instruction 2 to Item 1014 of Regulation M-A. It does not appear that the Board has addressed going concern value. Please revise to address what consideration was given, if any, to going concern value. If the Board relied upon the analysis of this factor as made by the fairness advisor, Duff &



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(SIDLEY AUSTIN                                   MS. MARA L. RANSOM
   LLP LOGO)                                          MARCH 7, 2006
                                                             PAGE 6     NEW YORK


Phelps, the board must specifically disclose that it has adopted the analysis of Duff & Phelps as it relates to their discounted cash flow analysis. Please revise or advise.

                  Response:

                  The Company has addressed this comment by amending Item 4(b)(ii) of the Schedule 14D-9, which is incorporated by reference into the
Schedule 13E-3, to clarify that the fact that the consideration to be received by the Company's stockholders in the Offer and the Merger was within the range of going concern values indicated by the discounted cash flow analysis and other analyses performed by Duff & Phelps supported the Board's determination.

                  8. We note your indication that the board believes that the transaction is fair despite the absence of certain procedural safeguards. Please revise your disclosure to address how it was able to determine that the going private transaction is fair absent the safeguard set forth in Item 1014(d) of Regulation M-A in rendering its fairness determination. In other words, why did the directors not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer?

                  Response:

                  As discussed above in response to comment 5, none of the directors are affiliates of any member of the Purchaser Group and none are interested in the Offer or the Merger. Mr. Levy has been a director since 1997, Mr. Shkolnik since 2003, Mr. Berkowitz since 1998 and Mr. Patinkin since 1989 (in each case long prior to Prentice becoming a significant stockholder). None of the directors are affiliated with Prentice or Holtzman and none of the directors are employees of the Company. Although the Purchaser Group has disclosed that it owns in the aggregate 25.55% of the Company's outstanding Shares, the Purchaser Group does not control the Company. This is evidenced by, among other things, the fact that (1) the Board negotiated for quite some time with Newcastle with respect to a potential transaction, culminating in the Board's determination that the January 24 Newcastle binding proposal constituted a "Superior Proposal" as defined in the Prentice securities purchase agreement and (2) Prentice had to exercise its right under the securities purchase agreement to match the Newcastle proposal, leading to the negotiation of the Merger Agreement and the Amended and Restated Term Loan Agreement. Accordingly, the Board did not believe it was necessary to retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer.

Item 16.  Exhibits

                  9. Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of
Schedule 13E-3. Ensure that you have summarized all the presentations



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(SIDLEY AUSTIN                                   MS. MARA L. RANSOM
   LLP LOGO)                                          MARCH 7, 2006
                                                             PAGE 7     NEW YORK


made by Duff & Phelps during the course of the meetings described, and file any written reports as exhibits pursuant to Item 9 of Schedule 13E-3. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. We note, for example, your discussion of the September 21, 2005 meeting where an analysis of the two offers was presented by Duff & Phelps.

                  Response:

                  The Company respectfully submits that each report, opinion (other than an opinion of counsel) or appraisal from an outside party that is "materially related" to the Rule 13e-3 transaction has been summarized as required by Item 1015 of Regulation M-A. The Company has summarized the Duff & Phelps Opinions and the financial analyses performed by Duff & Phelps in connection with those opinions. The Company has also attached the Duff & Phelps Opinions as annexes to the Schedule 14D-9. The Company believes that these are the only reports and opinions from an outside party that materially relate to the acquisition of the Company by means of the Offer and the Merger. The Company respectfully submits that the offers discussed at the September 21, 2005 meeting were for convertible note financing transactions. Accordingly, the analysis of those offers is not "materially related" to the Offer and the Merger and therefore the Company believes that additional disclosure regarding the analysis of those offers would not be useful to stockholders in determining whether to tender their Shares.

CLOSING COMMENTS

                  Please direct any questions or further communications relating to the above to the undersigned at (212) 839-5918 or, alternatively, Lori Anne Czepiel at (212) 853-8768. Thank you.



                                           Very truly yours,




                                           /s/ Gabe Saltarelli
                                           -----------------------
                                           Gabe Saltarelli


cc:      Jean FitzSimon
         Whitehall Jewellers, Inc.